WINTERGREEN ACQUISITION CORP.

Room 8326, Block B,

Hongxiang Cultural and Creative Industrial Park,

90 Jiukeshu West Road,

Tongzhou District, Beijing, PRC

May 23, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Benjamin Holt

Re:	WINTERGREEN ACQUISITION CORP. (CIK No. 0002053927)
Registration Statement on Form S-1
File No. 333-286795
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Holt,

Wintergreen Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-286795) (the “Registration Statement”), be accelerated under Rule 461 under the Securities Act of 1933, as amended (the “Act”), so that it will be declared effective at 4 p.m. Eastern time on May 28, 2025, or as soon thereafter as possible, or at such other time as the Company or its outside counsel, Concord & Sage P.C., request by telephone that such Registration Statement be declared effective.

We understand that D. Boral Capital LLC, underwriter, will separately file with the Commission a letter joining in the Company’s request for acceleration of the effective date of the Registration Statement.

In connection with this request, the Company acknowledges its responsibilities under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Company hereby acknowledges that: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Qin Li on (858) 568-1696 with any questions you may have regarding this request. In addition, please notify Mr. Li by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Yongfang “Fayer” Yao
Yongfang “Fayer” Yao
Chief Executive Officer

cc:	Concord & Sage P.C.
Qin Li, Esq.

Robinson & Cole LLP.
Joy Hui, Esq. Emmett Tan, Esq.